SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Decisions of the Annual General Meeting of UPM-Kymmene Corporation

(UPM, Helsinki, March 22, 2006) – At the Annual General Meeting of UPM-Kymmene Corporation, held on March 22, 2006, the accounts of the Corporation for the year 2005 were approved and the persons responsible were discharged from liability for the financial period. According to the proposal of the Board of Directors it was decided that dividend of EUR 0.75 per share for the financial year 2005 will be paid on April 4, 2006. The record date for the dividend payment is March 27, 2006.

A new member, Ms Ursula Ranin, LLM, M.Sc. (Econ.), was elected to the Board of Directors. In addition, Mr Martti Ahtisaari, former President of the Republic of Finland; Mr Michael C. Bottenheim, Master of Law, MBA; Mr Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Mr Karl Grotenfelt, LLM, Chairman of the Board of Directors of Famigro Oy; Dr. Georg Holzhey, former Executive Vice President of UPM and Director of G. Haindl’sche Papierfabriken KGaA; Ms Wendy E. Lane, Chairman of an American investment firm Lane Holdings, Inc; Mr Jorma Ollila, Chairman and CEO of Nokia Corporation; Ms Françoise Sampermans, B.A., Psych., Publishing Consultant and Mr Vesa Vainio, LLM, were re-elected members of the Board of Directors. The term of office of members of the Board of Directors lasts until the end of the next Annual General Meeting.

The Annual General Meeting decided that the Chairman of the Board of Directors will receive a fee of EUR 160,000 for the year, the Vice Chairmen of the Board of Directors and Chairman of the Audit Committee a fee of EUR 110,000, and the members of the Board of Directors a fee of EUR 85,000. Of this fee, 60% will be paid in cash and 40% in the form of company shares purchased on the members’ behalf.

The auditing company PricewaterhouseCoopers Oy was re-elected as Auditor of the Corporation.

The proposal by the Board of Directors on the buy-back of the company’s own shares was approved. A minimum of 100 and a maximum of 49,825,000 own shares will be bought back. The Annual General Meeting authorised the Board of Directors to decide on the disposal of the own shares bought back.

The proposal by the Board of Directors to authorise the Board of Directors to decide on increasing the share capital through one or several issuances of new shares and/or one or several convertible bond issues, was approved. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of EUR 169,405,000, representing no more than 99,650,000 new shares with a book value (equivalent value) of EUR 1.70 per share.

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com

P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

The Board of Directors’ proposal to donate to a Cultural Foundation to be established a collection of art in its possession, consisting of about 689 works of art, as well as 162,000 own shares held by the company, with a book value of EUR 1.70 per share, and a cash amount of approximately EUR 200,000, was approved. The donation will be made deviating from the pre-emptive share subscription rights of the shareholders, since the donation will on its part enable the Cultural Foundation to fulfil its purpose of promoting public good and preserving cultural and historical heritage. Prior to the donation, the Cultural Foundation to be established does not own any shares of UPM-Kymmene Corporation. After the donation, the proportion of all the shares and votes of UPM-Kymmene Corporation to be held by the Cultural Foundation will be 0.031 per cent.

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com

P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations